FILED BY INTERNATIONAL GAME TECHNOLOGY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: INTERNATIONAL GAME TECHNOLOGY

COMMISSION FILE NO. 001-10684

Announcement from Patti Hart

Executive Communications – January 16, 2015

All,

We have reached yet another key milestone in our merger agreement with GTECH.  As you may recall, on January 2nd, 2015 we announced that the special shareholder meeting to approve our merger agreement had been scheduled for February 10th, 2015.  Subsequent to this, I am pleased to announce that our proxy materials have now been distributed.

As many of you are IGT shareholders, the IGT Board of Directors and Executive team encourage you to review the proxy and vote IN FAVOR of the proposals:

1.              To approve the agreement and plan of merger

2.              To adjourn the special meeting to solicit additional proxies if necessary

3.              To approve compensation arrangements for IGT’s named executive officers in connection with the GTECH transaction

As I mentioned previously, if you are a shareholder as of the close of business on January 2, 2015, you will be entitled to vote on these proposals either by telephone, Internet, or by signing, dating and returning the card enclosed with your proxy statement/prospectus.

Your support and initiative are greatly appreciated as we continue to lead and transform gaming entertainment.

With gratitude,

Patti

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Important Information for Investors and Securityholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Georgia Worldwide PLC, a newly formed holding company (“NewCo”), has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File No. 333-199096), which was declared effective on January 2, 2015.  The registration statement includes a proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”), which was mailed to IGT stockholders beginning on January 7, 2015.  INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH S.p.A. (“GTECH”), NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on IGT’s website at IGT.com within the “Investor Relations” section or by contacting Investor Relations at 866-296-4232 (for documents filed with the SEC by IGT) or on GTECH’s website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for documents filed with the SEC by NewCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the securityholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 27, 2014, and the amendment to such Annual Report on Form 10-K/A, which are filed with the SEC and can be obtained free of charge from the sources indicated above.